
07005794

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 67113 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NPB Financial Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 W. Olive Avenue, Suite 300
(No. and Street)

Burbank (City) California (State) 91505-4647 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary K. Ching (818) 827-7132
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
MAR 0 5 2007
WASHINGTON

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Gary K. Ching, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NPB Financial Group, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MIRNA G. CANNON
Commission # 1510535
Notary Public - California
Los Angeles County
My Comm. Expires Sep 20, 2008


Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

NPB FINANCIAL GROUP, LLC

3500 W Olive Ave., Suite 300
Burbank CA 91505-4647

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

# INDEPENDENT AUDITOR'S REPORT

Member Managers
NPB Financial Group, LLC
Burbank, California

I have audited the accompanying statement of financial condition of NPB Financial Group, LLC (the Company) as of December 31, 2006 and related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2006 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 5, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

NPB FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

## ASSETS

| | | |
|---|---|---|
| Cash and equivalent | $ | 143,611 |
| Clearing broker deposit | | 25,000 |
| Commissions receivable | | 5,393 |
| Organization costs, net of accumulated amortization of $879 | | 12,300 |
| Other receivable - non allowable | | 3,858 |
| Other assets and deposits | | 1,630 |
| Prepaid expenses | | 2,766 |
| Furniture, fixtures and equipment net of accumulated depreciation of $4,058 | | 6,087 |
| TOTAL ASSETS | $ | 200,645 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued expenses | | 9,843 |
| Commissions payable | | 46,675 |
| TOTAL LIABILITIES | | 56,518 |
| MEMBERS' EQUITY | | 144,127 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 200,645 |

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| REVENUES | | |
| Commissions | $ | 907,489 |
| Advisory fees | | 444,514 |
| Other income | | 87,305 |
| TOTAL REVENUES | | 1,439,308 |
| DIRECT COSTS | | |
| Commissions Expense | | 1,116,647 |
| Clearing Expense | | 17,295 |
| Communications | | 11,751 |
| TOTAL DIRECT COSTS | | 1,145,692 |
| GROSS PROFITS | | 293,615 |
| OPERATING EXPENSES - see page 9 | | 416,206 |
| INCOME (LOSS) BEFORE INCOME TAX PROVISION | | (122,591) |
| INCOME TAX PROVISION | | 6,800 |
| NET INCOME (LOSS) | $ | (129,391) |

See Accompanying Notes to Financial Statements

# NPB FINANCIAL GROUP, LLC
## STATEMENT OF CHANGES IN MEMBERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2006

| | Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|
| Balance, December 31, 2005 | $ 135,000 | $ (16,482) | $ 118,518 |
| Paid in capital | 155,000 | | 155,000 |
| Net Income (loss) | | (129,391) | (129,391) |
| Balance, December 31, 2006 | $ 290,000 | $ (145,873) | $ 144,127 |

See Accompanying Notes to Financial Statements

# NPB FINANCIAL GROUP, LLC
## STATEMENT OF CASH FLOWS
## DECEMBER 31, 2006

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net income (loss) | $ | (129,391) |
| Depreciation and amortization | | 2,907 |
| Changes in operating assets and liabilities: | | |
| Commissions receivable | | (5,393) |
| Other receivables | | (3,858) |
| Other assets and deposits | | (230) |
| Prepaid expenses | | (2,766) |
| Accounts payable and accrued expenses | | 9,843 |
| Commissions payable | | 46,675 |
| Net cash used in operating activities | | (82,213) |
| Cash Flows for Investing Activities: | | |
| Clearing Broker deposit | | (25,000) |
| Organization costs | | (13,178) |
| Net Cash Used in Investing Activities | | (38,178) |
| Cash Flows from Financing Activities: | | |
| Capital contribution by members | | 155,000 |
| Net Cash Flows from Financing Activities | | 155,000 |
| Net increase in cash | | 34,609 |
| Cash at beginning of year | | 109,002 |
| Cash at end of year | $ | 143,611 |

SUPPLEMENTAL INFORMATION

| | | |
|---|---|---|
| Interest paid | $ | 1,043 |
| Income taxes paid | $ | 800 |

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - NATURE OF BUSINESS

NPB Financial Group, LLC (the "Company") was organized as a Limited Liability Company in the State of California on August 19, 2005 and is registered with the Securities and Exchange Commission as a broker-dealer in securities. The Company is also registered as a broker-dealer with the National Association of Securities Dealers, Inc. .

The Company has an agreement with its clearing broker to clear securities transactions, carry customers' accounts and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k)(2)(ii). As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Use of Estimates*** - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash and Cash Equivalents*** - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2006 the Company had $124,065 in a bank account. The Federal government under the Federal Insurance Deposit Act insures deposits up to $100,000.

***Property, Equipment and Depreciation*** - Property and equipment are carried at cost. Depreciation is calculated using a modified accelerated cost recovery system. The estimated lives of the depreciable assets range from five to seven years.

***Revenue Recognition*** - The Company recognizes revenue upon rendering of services.

***Income taxes*** - The Company files its income tax returns as a Limited Liability Company (LLC).

## NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), as defined, under such provisions. See page 10 for the computation of net capital.

## NOTE 4 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with its clearing broker which requires a minimum deposit of $25,000.

## NOTE 5 – PROVISION FOR INCOME TAXES

The Company files its income tax returns as a Limited Liability Company (LLC). Income and losses of LLC's pass directly to the members. The State of California requires LLC's to pay a minimum $800 plus a percent of its revenue computed on an ascending scale.

## NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company has an agreement with its clearing broker whereby a penalty is charged for early termination, $75,000 the first two years and $50,000 the next two years.

## NOTE 7 – OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 8 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii). All customer transactions are cleared through its clearing broker on a fully disclosed basis.

NOTE 9 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3.

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii). All customer transactions are cleared through its clearing broker on a fully disclosed basis.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

# Independent Auditor's Report on Supplemental Information

NPB Financial Group, LLC
Burbank, California

My report on my audit of the basic financial statements of NPB Financial Group, LLC for December 31, 2006 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 9 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.



Elizabeth Tractenberg, CPA
Los Angeles, California
February 5, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

# NPB FINANCIAL GROUP, LLC
# SCHEDULE OF OPERATING EXPENSES
# FOR THE YEAR ENDED DECEMBER 31, 2006

## OPERATING EXPENSES

| | | |
|---|---|---|
| Consulting | $ | 75,975 |
| Depreciation and amortization | | 2,907 |
| Insurance | | 26,135 |
| Interest expense | | 1,043 |
| Office supplies | | 4,405 |
| Organization costs | | 5,000 |
| Payroll and related | | 236,710 |
| Postage and delivery | | 2,334 |
| Professional fees | | 4,900 |
| Registration and regulatory fees | | 16,520 |
| Rent and parking | | 17,967 |
| Software | | 7,902 |
| Travel | | 4,832 |
| All other | | 9,576 |
| TOTAL OPERATING EXPENSES | $ | 416,206 |

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

| | | | |
|---|---|---|---|
| COMPUTATION OF NET CAPITAL | | | |
| Total ownership equity from statement of financial condition | | $ | 144,127 |
| Nonallowable assets: | | | |
| Organization costs, net of accumulated amortization of $879 | 12,300 | | |
| Other receivable - non allowable | 3,858 | | |
| Other assets and deposits | 1,630 | | |
| Prepaid expenses | 2,766 | | |
| Furniture, fixtures and equipment | | | |
| net of accumulated depreciation of $61,097 | 6,087 | | (26,641) |
| NET CAPITAL | | $ | 117,486 |
| COMPUTATION OF NET CAPITAL REQUIREMENTS | | | |
| Minimum net aggregate indebtedness - | | | |
| 6-2/3% of net aggregate indebtedness | | $ | 7,064 |
| Minimum dollar net capital required | | $ | 5,000 |
| Net Capital required (greater of above amounts) | | $ | 7,064 |
| EXCESS CAPITAL | | $ | 110,422 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | | $ | 111,834 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | | | |
| Total liabilities | | $ | 56,518 |
| Percentage of aggregate indebtedness to net capital | | | 48.11% |

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

| | | |
|---|---|---|
| NET CAPITAL PER COMPANY'S COMPUTATION | $ | 117,486 |
| VARIANCE - NONE | | |
| NET CAPITAL PER AUDITED REPORT | $ | 117,486 |

See Accompanying Notes to Financial Statements

PART II

NPB FINANCIAL GROUP, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Member Managers
NPB Financial Group, LLC
Burbank, California

In planning and performing my audit of the financial statements and supplemental schedules of NPB Financial Group, LLC (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide



415 North Camden Drive, Suite 220, Beverly Hills, CA 90210-4403
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email elizabeth@tractenberg.net
www.tractenberg.net

Member Managers
NPB Financial Group, LLC
Burbank, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member Managers, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Los Angeles, California
February 5, 2007



END